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11020137

SECURI ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Securities US Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wood Street
(No. and Street)

London	England	EC2V7AN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Toby Raincock — 011-44-207-071-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
MAR 01 2011
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Toby Raincock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Securities US Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn this 23 day of February 2011 before me

Signature

Chief Financial Officer

Title

Notary Public

Notary Public London, England (Andrew J. MacNab)
My Commission expires at Death

SAVILLE & CO.
Notaries
One Carey Lane
London EC2V 8AE
Tel: +44 (0)20 7920 0000

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Securities US Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	682,159
Cash segregated under federal and other regulations		3,532
Due from broker-dealer and clearing organization		405,698
Research fees receivable		88,455
Prepaid expenses		66,138
Prepaid and refundable income taxes		116,093
Property and equipment, net		737,939
Deferred tax asset		405,200
Other assets		5,128
Total assets	$	2,510,342
Liabilities and Stockholder's Deficit		
Liabilities		
Accrued expenses and other liabilities	$	570,266
Due to parent		222,581
Total liabilities		792,847
Subordinated borrowings		2,000,000
Stockholder's deficit		
Common stock, no par value; 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		300,498
Accumulated deficit		(548,918)
Accumulated other comprehensive loss		(35,085)
Total stockholder's deficit		(282,505)
Total liabilities and stockholder's deficit	$	2,510,342

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Evolution Securities US Inc. (the "Company") was organized on October 3, 1990 under the laws of the State of New York. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Evolution Securities Ltd. ("Parent"), a foreign corporation.

The Company routes orders, primarily from its U.S. institutional customers, for execution in foreign markets. The Company clears its securities transactions primarily through its Parent, a foreign broker dealer, on a RVP/DVP basis. In addition, the Company distributes third party research for its affiliated entities.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Comprehensive Loss
Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company has chosen to report accumulated other comprehensive income (loss) which encompasses net loss and foreign currency translation adjustments, in the statement of changes in stockholder's equity (deficit).

Foreign Currency Translation Adjustment
Accounts on the statement of financial condition are translated at the exchange rate in effect at year-end and accounts on the statement of operations are translated at the average rates of exchange prevailing during the year. Transaction gains and losses are included in the statement of operations and translation adjustments are recorded as a component of stockholder's deficit.

The Company's functional currency is the British Pound Sterling and its reporting currency is the U.S. Dollar.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state or local taxing authorities for years prior to December 31, 2007.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which ranges from two to five years. Leasehold improvements are amortized over the shorter of the asset or lease lives.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of $3,532 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Property and Equipment, Net

Property and equipment consist of the following:

Computer equipment	$ 582,838
Furniture and fixtures	107,126
Leasehold improvements	310,683
Computer software	3,033
	1,003,680
Accumulated Depreciation	(265,741)
	$ 737,939

5. Subordinated Borrowing

On December 13, 2009, FINRA approved a subordinated loan agreement between the Company, as borrower, and Evolution Securities Ltd., as lender, in the principal amount of $2,000,000. The loan bears interest at 5% per annum and matures on December 31, 2012.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Due to Parent

Amounts due to Parent are non-interest bearing and due on demand.

7. Income Taxes

The Company has remaining net operating loss carryforwards, which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2029	$ 247,800
2030	90,700
	$ 338,500

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes. These temporary differences arise primarily from research fees receivable, prepaid expenses, and accrued expenses and other liabilities. The Company also recognizes depreciation in different reporting periods for tax purposes than for financial statement reporting purposes. In addition, the Company has a deferred tax asset as a result of the future benefit expected to arise as a result of net operating loss carryforwards.

The net deferred tax asset and liability at December 31, 2010, consists of the following:

Deferred tax asset	$ 449,200
Deferred tax liability	(44,000)
Net deferred tax asset	$ 405,200

8. Support Services and Expense Sharing Agreement

The Company operates principally through its support services and expense sharing agreement with its Parent. The agreement provides for the Company to pay allocable charges for research, trading support and trade execution. Those charges include costs related to wages and salaries, insurance, market data, systems, communications, travel, marketing and miscellaneous other direct transaction costs associated with its agency trading. The Company also pays execution, clearance and settlement charges on a per transaction basis.

9. Soft Dollar Arrangements

The Company is a party to soft dollar arrangements, whereby the Company provides research to a money manager or financial institution, who in turn directs business to another broker. The broker, in return for order flow, agrees to assume the sole obligation for payment of these research services. The services the Company provides constitute research services under Section 28(e) of the Securities Exchange Act of 1934.

10. Commission Sharing Arrangement

The Company has a commission sharing arrangement with its Parent, whereby the Company receives a percentage of the commission income earned on all trades introduced to the Parent.

11. Leases

The Company is obligated through its Parent, under a non-cancelable operating lease for its office premises in New York, which expires on March 31, 2015. The lease commitment is collateralized by its Parent through a $91,988 letter of credit in favor of the landlord.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2011	$ 183,975
2012	183,975
2013	183,975
2014	183,975
2015	45,994
	$ 781,894

The Company has the option to terminate the lease on the last day of the 38th month of the lease term. The termination option requires nine months prior notification and a termination fee equal to three months rent plus $78,352.

In addition, the Company sublets office space in Boston under a non-cancelable operating lease which expires on July 31, 2013.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2011	$ 43,329
2012	43,329
2013	25,275
	$ 111,933

12. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $250,000 with the clearing broker. The deposit is included in due from broker-dealer and clearing organization.

13. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have at all times, sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $250,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $272,955, which was above the required minimum net capital of $250,000 by $22,955. Aggregate indebtedness at December 31, 2010 totaled $792,847. The ratio of aggregate indebtedness to net capital was 2.9 to 1.

At December 31, 2010, net capital, as defined, fell below 120% of the required minimum net capital. As indicated above, the Company was still in compliance with its minimum net capital requirement. Pursuant to Rule 17a-11, the Company made the required notification to the regulatory authorities. On January 5, 2011, the Parent company infused an additional $400,000 of capital into the Company.

14. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. In addition, the Company maintains cash at a United Kingdom bank in excess of FSCS insured limits and is exposed to credit risk resulting from that concentration.

15. Subsequent Events

On January 5, 2011 the stockholder contributed an additional $400,000 in capital.

The Company performed its search for subsequent events through February 28, 2011, the date on which the financial statements were available for issuance.

* *

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
Evolution Securities US Inc.

We have audited the accompanying statement of financial condition of Evolution Securities US Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Securities US Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 28, 2011